SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS PURSUANT TO

SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-10852

SOUTHERN BANCSHARES (N.C.), INC.

(Exact name of Registrant as specified in its charter)

116 East Main Street

Mount Olive, North Carolina 28365

(919) 658-7000

(Address and telephone number of Registrant’s principal executive offices)

8.25% Cumulative Trust Preferred Securities issued by Southern Capital Trust I

(Title of each class of securities covered by this Form)

Series B Non-cumulative Preferred Stock, no par value

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
		Rule 12h-3(b)(3)	☒
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0.

Pursuant to the requirements of the Securities Exchange Act of 1934, SOUTHERN BANCSHARES (N.C.), INC. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SOUTHERN BANCSHARES (N.C.), INC.

Date: May 6, 2005	By:	/S/ David A. Bean
David A. Bean
Chief Financial Officer